October 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Max Sound Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-51886 Filed March 31, 2011

Dear Mr. Gilmore:

We represent Max Sound Corporation (“Max Sound” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 12, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) filed on March 31, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response and proposed Form 10-K/A is attached hereto as Annex 1. Upon your approval of our responses and proposed amendment, we will file with the SEC a formal amendment to the Annual Report.

General

1.
We note a September 1, 2011 press release by the company indicating that on August 20, 2011 the company completed a $2 million offering. Please describe for us the nature and terms of the offering, including the type of an amount of securities sold in the offering, and explain why a Form 8-K was not filed disclosing the transaction. Refer to Item 2.03 or Item 3.02 of Form 8-K, as applicable.

Response: A Form 8-K describing the nature and terms of the offering was filed on October 24, 2011.

Form 10-K for the Fiscal Year Ended December 31. 2010

Management’s Discussion and Analysis or Plan of Operations

Results of Operations, page 11

2.
We note your response to prior comment 3. You disclose that the purpose of the arrangements is to have “high profile individuals promote and market [y]our social networking website.” In light of the significance of the endorsement and marketing fees to your results, please tell us and in future filings disclose the following with respect to these arrangements:

•	Describe the specific performance obligations and commitments of the individuals that are a party to the arrangements;

•	Describe the terms of any provisions for damages or penalties for non-performance;

•	Explain the impact of the company’s strategic shift to focus on the Max Sound technology in February 2011;

•	Explain the impact of the August 16, 2011 discontinuance of the So Act social media network;

•	Quantify the total amount of endorsement fees that are being amortized over the contract term; and

•	Quantify the amount of any unamortized endorsement fees as of June 30, 2011.

Response: The following responses correspond to the bullet points in comment two:

•
Performance obligations which have previously been fulfilled include providing us with a picture, a quote, and a bio that we can post to our web site. All obligations of the individuals that are a party to agreements with us have been fulfilled.

•	The agreements we entered into with celebrities did not provide for any damages or penalties in the event of non-performance;

•
Since the Company has shifted its focus to Max Sound technology in February 2011, the Company has been able to attract additional investors. This is evidenced by the private offering the Company conducted which resulted in the raise of $1,857,000 in capital. Further, the Company’s stock price has increased from $.06 on February 1, 2011 to $.87 on October 24, 2011.

•
The discontinuance of the Company’s social media network has allowed us to focus on promoting our Max Sound Technology which has provided the Company with positive financial opportunities as discussed in the bullet above.

•	The following amounts relate to the endorsement fees that are being amortized over the stated contract term:
o	Contracts signed in 2009 for a two year term totaled $3,134,250
o	Contracts signed in 2009 for a one year term totaled $151,150
o	Contracts signed in 2010 for a two year term totaled $170,000

•	Unamortized endorsement fees as of June 30, 2011 were $754,000.

Consolidated Financial Statements

Note 1.    Summary of Significant Accounting Policies and Organization

(H)  Identifiable Intangible Assets, page F-8

3.
In your response to prior comment 4 you indicate that there are no legal, regulatory, contractual, or competitive factors that limit the useful life of the technology rights for the Max Sound technology. In light of technological advances and trends and the existence of established competitors in the higher fidelity audio industry, please provide us with your comprehensive analysis of how you considered various factors, including but not limited to, the effects of obsolescence, demand, competition, and other factors (such as the stability of the industry, known technological advances, and expected changes in distribution channels) in arriving at the conclusion that the technology rights are expected to generate cash flows for an indefinite period of time. In your analysis, please support assertions and assumptions with objective evidence to the extent available and describe the results of the company’s due diligence at the time of acquisition. Refer to paragraphs 35-1 through 35-5 of ASC 350-30-35.

Response: In our initial response to your inquiry dated August 17, 2011, we responded that we relied on our interpretation of ASC 350-30-35-4 for our basis for determining the technology has an indefinite useful life which was subsequent to our analysis of the factors listed in ASC 350-30-35-3.  We arrived at the conclusion of an indefinite life based on the factors listed below and the accompanying verbiage.  Our analysis was conducted based on the facts and circumstances that existed at the time of the asset purchase in May of 2010.

The MAX SOUND technology useful life was evaluated based on the factors stated in ASC 350-35-30-3.  Below, we have listed our analysis of the stated factors contained in ASC 350-35-30-3 that we utilized in making our determination that the technology has an indefinite useful life.

a.
The MAX SOUND technology will be used to enhance existing audio for recording and playback on any audio system (personal computer, MP3 players, cell phones, etc.) without the need for any decoder hardware or any increase in file size or transmission channel bandwidth.  At that time of purchase, the majority of audio enhancement applications require that a separate transmission be made using a compressed audio format that lowers the quality of the audio.  The MAX SOUND technology is simple to deploy with no increase in file size or transmission channel bandwidth.  In addition, the MAX SOUND technology allows the audio format to remain the same or be converted to whatever format the user wants and still retain its unparalleled fidelity and dynamic range.

b.
The Company is not limited by any contractual provision in the use of the technology due to the fact that they purchased all ownership rights without any restriction on the use of the technology.  At the time of purchase, it does not appear that there are any legal or regulatory provisions that existed that would limit the useful life based on the Company's intended initial use of the technology in two distinct markets, internet users and the motion picture industry.

c.
The technology was further evaluated for possible obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in the distribution channels) and arrived at the following conclusions:

(i)
Obsolescence - Technological obsolescence can be defined as the result of the evolution of technology: as newer technologies appear, older ones cease to be used.  MAX SOUND technology is seen as the new technology in the transfer of audio that is currently replacing the older technology.  As you will read in the paragraph related to technological advances, it is noted that this technology was in the process of being deployed in 2010 by Netflix in their internet video streaming business, which further demonstrates that the technology is the current technology related to enhancement of internet streaming audio.  The technology provides for high quality audio listening without a separate decoder and/or increasing in file size.  The MAX SOUND technology has the capability of being updated, revised, and/or manipulated to adapt to any future changes in the way audio is delivered and/or consumed by end users. The Company plans to combat the technological obsolescence of their technology by continuing to make improvements and/or revisions to stay in the front of the curve.

(ii)
Demand - Their technology will generate demand from any industry/consumer that utilizes audio formats and desires to enhance the audio experience to their end users.  The initial demand will be generated by users within the internet industry, who desire high quality sound using "compressed" content.  As the marketplace for audio transmission via the internet continues to rise, the need for technology that allows the audio to maintain its high definition sound by utilizing the smallest file size or transmission channel bandwidth will also continue to rise.  In addition, the Company plans to distribute their technology to producers, directors, and movie theaters in order to allow them to provide their audience with superior sound quality.  Below is a list of external sources that detail the increase in demand for digital format audio:

•	The research firm Forrester Research's US Music Forecast, 2009 to 2014, reported that digital music sales were to increase from $1.699 billion to over $3 billion by 2014.

•
Data published in 2009 by the International Federation of the Phonographic Industry (IFPI), revenue from digital music sales worldwide are on track to equal that of physical sales as early as 2016, and by 2010 in the United States, showing an upward trend in the sale of digital music.

•	According to The Recording Industry Association of America’s 2006 Consumer Profile, consumers purchased 553 million physical units such as CDs and 1.03 billion digital units such as mp3 downloads.

•	Downloaded music sales in the U.S. almost tripled to 6.6 million downloads a week through May 2006; they were at 6.7 million in the week ended Oct. 23, 2006, according to Nielsen SoundScan.

•	On February 23, 2006, ABC News reported that Apple had, in just three years; sold 1 billion digital music downloads from its iTunes music store.

•	Strategic Analytics expects the global market for online video to grow to $5.9B by 2010.

•	ABI Research estimates that digital satellite or digital cable is projected to grow by the end of 2009 to approximately 65% of U.S. households and 47% of Western European households.

•
The report, "U.S. Satellite Radio Forecast, 2005 to 2010" from Jupiter Research states that in-car device sales will grow from 2.5 million units sold in 2006 to 6.9 million units in 2010 and that the U.S. digital satellite radio market is expected to grow from 12 million installed units this year to 55 million units in 2010, according to a new report.

(iii)
Competition - At the time of purchase and initial evaluation, there were no Companies that Max Sound believed were positioned ahead of them in their ability to deliver the highest level of audio quality while decreasing file size and bandwidth use.  Max Sound has assembled what they believe to be industry leaders to assist in the implementation of their business plan and maintaining their perceived technological lead within the industry.  The companies that are seen to be direct competitors of the Max Sound Technology that offer similar products are Dolby Laboratories, Inc. and SRS Labs, Inc.  However, the Company believes their technology is superior as the Max Sound technology doesn't require decoder hardware, delivers a three dimensional sound field, provides a realistic "live performance" experience, and smaller file sizes.  Below is the Company's analysis of how their competitor's products relate to the MAX SOUND technology:

Dolby Products

•
Unlike MAX SOUND, Dolby products compress the dynamic range of all audio they process plus a Dolby decoder is required to playback the audio in one of the Dolby formats. This requires a specialized decoder.

•
Unlike MAX SOUND, Dolby incorporates a “static” spectral delay to create a simulated, artificial sounding surround from a stereo source if the material is not a Dolby surround mix. This mix relies on conventional panning techniques. This requires a specialized decoder.

•
Unlike MAX SOUND, the Dolby Virtual Speaker relies on a summed audio source that is then bandpassed and time delayed to give the user a simulated center speaker from a stereo source. This requires a specialized decoder.

•
Unlike MAX SOUND, the Dolby Headphone technology is the same as above, except that it has more band pass filter and delays in it to simulate sound coming from different areas around the listener. This is very artificial sounding. This requires a specialized decoder.

SRS products

•
Unlike MAX SOUND, SRS relies on a static phase shift that will indeed “widen” a stereo image. This image does not interact with the audio in a dynamic fashion and the sound field does not move as it would in real life. Equalization is added at specific frequencies in a manner similar to a “tone” control. Audio compression is used in this product.

•	Unlike MAX SOUND, SRS has a “Circle Surround” process similar to Dolby that requires a specialized decoder for playback. Audio compression is used in this product.

(iv)
Stability of the industry - The audio enhancement industry is not only stable, but seen to be on the rise.  More consumers are purchasing and/or downloading audio in the digital format versus the conventional CD format.  In addition, more households as well as automobiles are converting to digital formats for receiving their audio and/or video entertainment.

(v)
Known technological advances - The MAX SOUND technology is seen as a major part of the technological advances that are to be made in the enhancement of audio playback and the delivery of audio in digital format.  High definition audio has been present in the hardware of electronic devices for some time, however, high definition audio transfer is seen as emerging technology.  Neil Hunt, Netflix chief product officer stated in his blog on November 6, 2008, that at that time only stereo audio was available to accompany internet video streaming.  He further wrote that Netflix was working on solutions to deliver multichannel audio (which is what MAX SOUND's technology is capable of doing), but it would not happen in 2008.  In February of 2010, ubergizmo.com wrote that Netflix was set to stream movies in full HD resolution including 5.1 audio by the end of 2010.  Therefore, the technology of MAX SOUND was not in use as of early 2010 by one of, if not the largest retailer of video/audio internet streaming service.  As industries continue to enhance their products such as personal computers, audio visual equipment, and mobile devices, it is imperative that the audio aspect of the industry maintains the same pace.  The MAX SOUND technology takes what is seen as technological advances in the delivery of audio (music on MP3 players/cell phones, digital format) and enhances the quality of the listening experience.

(vi)
Changes in distribution channels - MAX SOUND believes the audio distribution channels are changing and it is this change that will create additional demand for their product.  Traditionally, the distribution channel consisted of a consumer purchasing an audio format from a third party retailer and listen to this audio by using a secondary device designed to play this audio.  At the time of asset purchase, the transfer of audio via a digital format is on the rise and expected to only increase in the near future.  It is this transfer of audio via the digital format where MAX SOUND intends to capitalize and sell their technology.

Sincerely, /s/ Christine M. Melilli, Esq. Christine M. Melilli, Esq.